2024 REPORT

Lit Motors Inc.


LITMOTORS

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

Lit Motors is a leader in the EV/AV future, delivering safety, style, and savings while reimagining how people drive. Our mission is to inspire a new vision of mobility—one that is safer, more efficient, and more engaging.

Our strongest competitive pillar is intellectual property, with safety as the core benefit. This differentiated IP creates a meaningful barrier to entry and underpins our approach to vehicle stability and control. Style further sets Lit apart, driving customer adoption through a distinctive design that delivers time savings, lower operating costs, fuel efficiency, and a smaller physical footprint.

In 2025, 92 million vehicles were produced globally; of this, 21 million were EVs—highlighting ¼ of production and accelerating global demand at scale.

In 2026, our focus is momentum and execution: advancing a full-scale vehicle program and raising $7.5M to support the next phase of growth. This includes

$5M for X-1 driving prototypes and $2.5M for customer qualitative clinics, production projections, a pre-order marketing roadshow, and our Series A campaign.

Looking ahead, 2026 centers on product development paired with Physical AI, followed by customer validation and scaling activities in 2027. With a strong team, experienced advisors, and proven development partners, we are confident in our path from X-1 prototype to serial production.

Thank you for your support and interest in building a safer, smarter, and brighter future.

We need your help!

Investors can support Lit Motors by providing patient capital, sharing the campaign with aligned networks, like-minded visionaries & investors, sharing industry expertise, offering introductions for strategic partnerships, and amplifying the brand. Helping spread awareness by sharing company's social media builds momentum, attracts partners, talent, and customers, and strengthens credibility. Active supporters play a key role in accelerating development, furthering demand, and moving Lit Motors toward production and scale.

Sincerely,

Danny Kim

CEO, CTO, and Founder

How did we do this year?



REPORT CARD

B+

☺ The Good   ☹ The Bad

The Good

Added 1,075 investors via Wefunder SPV; preorders rose 61% from $29M to $49M, proving strong demand as market catches up.

Built full-scale Dirty Mule, hired new control engineers, advanced gyro & control systems, froze the model, presented at ARPA-E.

Filed new control patent (70 issued), completed Carta, produced 23 videos, advanced talks with EU, Singapore, and SF investors.

The Bad

Replaced key engineers - performance was sub par.

Hiring Gen Z & Millennials workforce yielded unsatisfactory performance for Start Up demands.

Stress takes toll on Founder health, but early diagnosis is quickly corrected in 2026.

2024 At a Glance

January 1 to December 31



$0
Revenue



-$1,712,009
Net Loss



$16,190 +46%
Short Term Debt



$1,952,523
Raised in 2024



$3,200
Cash on Hand
As of 02/10/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$0
-$939,282
$0
-$1,712,009
2023
2024

Net Margin: 0% Gross Margin: 0% Return on Assets: -121% Earnings per Share: -$0.20 Revenue per Employee: $0

Cash to Assets: 20% Revenue to Receivables: ~ Debt Ratio: 849%

Final_v2_Lit_Motors_Independent_CPA_Audit_Report_2022_and_2023.pdf

Final_07-30-25_Lit_Motors__Independent_CPA_Audit_Report_2024_and_2023.pdf

We ❤ Our 967 Investors

Thank You For Believing In Us

Cody Heisinger
John Ro
Dennis P. Collins
Alfredo Nava
George Limen
Nathan Jansch
Eliomer Laureano
Brady Peterson
Frédéric LAUDE
Shaun Weaver
Joseph Krzyzewski
Jay Standish
David Colon
Richard Phares
Ryan Zynger
Wanda Hargett
Dolph Van Ittersum
Genevieve Oswald
Juan Heredia
Roy Johnson
Regard Yakou
Wolfgang Matschiner
Dana R Kelley
George NIJMEH
Rivaldo Valdes
Willis Blakely
János Németh
Francisco Sebastian Rodriguez...
Mahmood Easmeil
Vivekanandhan Vijayachandran
John MORNINGSTAR
Jerry Eisenband
Harvey's Market Of Maryland
Miguel A Martinez

Ryan Stellar
Brent Stephney
Midian Jones
Tashmarie Smith
Mark Bruckner
Dolores Terry
Alicia Smith
Tamice Spencer
Benjamin Horowitz
John Mobley
Peggy VanDeren
Anna Mkrtchyan
Jewel Wall
Anthony O'Neal Jr.
Ali Abdulla Rashed Aldhaheri
Durv Viswanathan
Hurtn4a Squeeze Gabriel C.
Joshua Mouton
Sune Colding
Reg "Mr Least" Pugh
Shamar Jasher
Mark Palmer
Erica Priggen Wright
Olivia Clark
Luke Henry
Jonathan Foreman
Nemeth Andor
Hip Monta
Kevin Christian
Johnny Linebarger
Elijah Nhlanhla KUBEKA
George Sadler
Sandra Jarmain
Ben Barrowes

Pramod Rustagi
Rodrigo Lima
Roderick Herron
Henry Anthony
George Simons
Abdi M Soeherman
Vik Jain
Louis Peterson
Jp Mugizi
Keisha Ponder
Mark Bolczak
Joe Librizzi
Joanne Tang
DelQuin L Jones Sr
Patrick Guei
Francis Bapes
Iordache Cosmin
Gregory Groves Sr.
Aleksander Włodarczyk
Baron Huntington
Ronald Godiska
Dung Trieu
Felix Erlan Storch
M. Freeman
Leo Chan
Ridzuan Ahmad
Danny Mathis
Randy R Osborn
Leon Dingle
Wade Block
R S
Mba- Akuribila
She. Event Indy Non Profit...
Richard Ennis

Guillermo Garcia
Michael G. Dickerson
Nokukhanya Khumalo
BENJAMIN STARK
J.J Furlano
Vivek Kumar Dubey
Lorenza Eason
James George
Richard Mazda
Wilson Grava
David Lanfair
Christopher Grundy
Jason Adams
Jeffery Gray
Stardrick White
Sai Kumar Yerubandi
Sandra Small
Chris B
Brandi Tatum
Charles Phillips
Richard Aguilar
Davis J Schmieden
Phil Sadow
Watina Alexander
Darrell Jones-Bey
Perry Hilburn
Prashant Rai
Juan Gabriel Rivera Hernandez
Jerry Harper
Robert Milliron
Icy Williams
Tom Meltesen
Venkatesh Kumar K V
Stephen Hughes

Abdelrahman Mohamed
Fernando Ovalle Perez
Adel Ali Al-Malki
Karmel Bagot
Michael Balle
Rui Pereira
Ricardo Reis
David Widder-Varhegyi
Marvin J Lancaster II
R Vasudevan
Goktug Yilmaz
Shamim Anwar
Grant Keyser
Emily Mitchell
Nelson Cedeno Richiez
Michael Oubre
Alejandro Vargas
Joseph Agnelo Skariah
Dimitri Galani
Hamed Kalantari
Doc Strange
Samarth Rawal
George Massoud
Zeek Weeks
Stephen C. Simms
Ilelabayo Olusegun OGUNLEYE
Steven Richard HINES
Herman Lee Spencer
Dennis Leong
Josh Chiang
Roman Cataraga
James I Daniels
Cheryl Blum Garcia
David Bell

Steve McCardell
Tracey Shabazz
Mark Perlmutter
Dominick Savillo
Ken Zablocki
Seth Mulligan
Paul King
Sean Gibson
Thanh V Nguyen
Ken Kunkel
Jasen Reed
Stephan Meyers
Chaitanya Tatineni
Kandi Clark
Joel Foreman
Jess Tiffany
Tom Timmerman
Francisco Pedro
Neil Clarke
Kent Edwards
Le Roy Holley
Jens Wegwerth
Chris Meyer
Kevin Haugen
Ronald J Dupard
Kevin Romer
David Hermanns
Michael Skinner
Shibi Peter John
Rick Wayne
Vincent Imbesi
James Watson
Edward Tsai
Andrew Rodgers

Toshiaki Sato	Dean F	T.J. Dick	Bob Segel	Pody Hunnicutt	Bradley Kresge
Hendrik Czeczatka	Charles C. Rhodes	Paulo Jorge Gaspar Godinho	Jo Vingerhoeds	How Lau	Enrique Caruso
Craig Clark	Patrick Newton	Sylvester G Voigt	Douglas Dolton	Casey Ramirez	William Ray Higgins
Gary R Mills	Joel Hariton	Bruce Kruenegel	Russell A. Reece	Jean Emsallem	Kingsley Ojerinde
Justin Matney	Michael A Kirsling	Guy Mason	J.A.J.M. De Groot	Florian Roggatz	Mathew Isler
Gabriel Hildebrandt Tello	Robert Bruce Haldeman II	Mauriz IO MANZI	Hans Trulock Beier	Barry Jacobs	Chut Sombutmai
Kwangyong Cheong	Mikjail Escajadillo Diaz	Carl Okerberg	Lori Marie Krejci	Jose Vela	Jessi G.
Arthur Wilhelm KIEFFER	Arthur Kieffer	Youping Gao	Ilya Benjamin	Kadir DÜLGER	Surya Satyavolu
Colin Perry	Ken Vo	Brendan Robert Davis	Ricky Darwin	Daniel Worth	Syed Muhammad Ali
Blake Newman	Waseem Ahmed	Pierre Marie NDADEM	Ross Walton Hathaway	John Stevenson	Steven Markey
Curtis M McNeil	Shreya Singh	Matt McDonagh	Joseph Garrett	Emily Norris	Martin Lemain
Oscar and Gina Benavides	Takahiro Saito	Tiffany Flowers	Nick Hunley	Jesus Ortiz Loayza	Rodney Visessung
Mark R	Eric Daly	Bradley Nordling	Jason Tirey	John Kimble	Chris Parker
Xavier Boada Campanyà	Maria Manuel Reis Fernandes	Cody Brandel	Sau Vong	Patrick Turner	Roger A Herres
Mehmet Gonullu	Geary Baxter	Curtis Jacobson	Shahzad Aslam-Mir	Carlos Diaz	Olivier Emile Nicolas
Carlos Panagiotis Nicolaos...	Reyes Molina	Benito Antonio Robles Avila	Greg Lahart	Peter Leung	Wayne Thompson
Alain Fink	Edward K Brown	Ray Miles	Marc Burton	Robert Grunglasse	Bobby Bixler
Neval Gupta	Thomas Storz	Raymond Michael Cernota	Alexander Widhalm	Gerardo Bucios	Colton Breving
Ram Duriseti	Damian Młodziankowski	Justin Lukach	Leroy Young	M. Kevin Harris	Christopher Shyers
Antonio D. Martinez	Moonshot DisruptX	Joris Hogeweg-Lek	Deon McWilliams	David Ross Boswell III	Yash Bazian
Juhee Sung-Schenck	Mark Strehlow	Juan Carlos Iraheta	Roy A Kesmodel	Jan Fehrmann	Henrik Meyer
Tom Fitzpatrick	Candice Klein-Pereira	Carlos Tornos	Ward Coomans	Steven Sanders	Carol Kricket Stutts
Ian Golten	James Lowery	Kevin Murphy	Martin Chamberlin	Christin Quinones	Gene Barreras
Ashley Boehm Punzalan	Robert Bernardini	Tanja Geiger	Marcus A NESBITT	Ron Wang	Russell Cody PRUITT
Karmy Law	Bradford Chan	Joseph E. Boucher	Vural Tuna	Prince Kumar	Mick Hall
Poune Saberi	Atani M TCHESSI	Jacob Adelman	Varun Madhukara	Patrick Kane	Rob Sala
Luis Ramos	Manoj Kunchala	Joe Southern	Yogendre Kumar Patel	Maysam Parsapour	Christopher Todd Payne
Henry Hodor	Michael Kantor	Jordan Tolliver	Gilda Ferrara	Kenneth Collier	Keith Stringer
Malcolm Crawford	William R Rueth III	Todd Roozenboom	Julia Moravcsik	Rogelio Toledo	Robert Knox
Joseph Zappia	William A AVANCENA	Jay Snable	W Kim Colich	John Cowan	Meredith West
Mathis Heydtmann	Codjo Akpovo	Vincent P Perrard	Chad N Ava Vickrey	Carlos Humberto Conde Valentin	Edward Kelly Medlock
Liyaqat Sayeed	Aaron K	Timothy McNerney	Antonio San Martin	Deepak Dakshinadi	Kevin Werner
Paul Bickerton	Jeff Jacobs	Nicholas M Horstman	Phoebe Brimer	Alan Watson	Michael Dickey
Steve H	Lincoln Jenkins	Paul Patterson	Alberto Simoncelli	Nicholas Bode	Michael Pinkowski
Ryan Quintana	Tamara Staudt	Denise Donnelly	Jeffery Grady	Christophe Martins	Ryan Salmonson
Alexis Wright	Rico Robinson	Aashish Shahani	David Rajan	Alan Aberdein	Wilfred Cabahug
Rob Eakin	Jandjr Happy	Francois Xavier LOUIS	Jesus Garcia	Christopher Froelich	René Muñiz
Colin Cosgrove	William Strickling	Jason Ailster	Kumar Anil	Dominic Valdez	Jean Destra Beaucicot
Shantharam Shenoy	Lisa Moreau	Bibhu Mahapatra	Tyrell Wade	Andrew TAAFE	Seshadri Das
Scott Fish	Ian Collins	Rajinder Sharma	Scott Theiring	Leonce Shania Tang	Joy Pollard
Timothy Stumpff	Peter Corrigan	Richard Allen Raymer	Raul Denegri	Simon Le Pennec	Fabio Cardoso De Almeida
Gordon Parker	Eddy Edelbroek	Paulo Gonçalves	Christopher Nde	Jason Pauli	Casey Clarke
Eric Jenkins	Timothy Milton	Michael D. Metzler	Garth Stein	Chris Cadem	Robert Waicekauskas
Richard Sodemann	Scott Furgerson	Tai Ong	Sheena Mak	Charles M Berens	Joe DeBonis
Keith Gunn	Raphael Etuk	Kimberly Cyrus	Christy May Conaway	Victor O Maiki	James E Gambach
Rulon Johnson	Christopher Garland	Nicolae Dumitrescu	Alexandru Gorceag	Thomas Burke	James S Koniuto
Sharon Brislin	E Summerville	Peter Sooter	Michael Hunsche	Brian Rice (BrianTRice)	Brian Brandon
Georgia L Rogers	David Camp	Saint-Michael Grayson	Catherine Steele	Andrew Pomerantz	Cedric D Solomon SR
Justin Hannan	Thor Denmark	Osmar Andre	James H Bangert	Bryan NIEVES	John Bolus
Christian Palleschi	Garrett Buck	Tze Hung U	Edwin Ashton	Kriston Mendenhall	Bo Rikard Steiber
Chris Brown	Art Mandler	Theodor Kalbermatter	Farisai Kambarami	Joseph Yeo Poh Hwee	Chol Jason Kang
Andrew Hedges	Michael Neu	Anabis Vera	Janet Kaplan	Michael Simatos	Grattan Healy
B T Askar	Eugen Preuß	Frans Nije	Stefan Wirl	Joe McCarthy	Merlin Mewes
Shohei Okubo	Nicolas Scetbon	Garrett Gronlund	Bill Heil	Jonathan Lau	Jeff Britton
Mark P Petrick	Kenneth Gladden	Eric Turner	Mark W. Pinnick	Jeff Sullivan	Carl Mazzanti
Tim Smith	David N Johnson	David Richardson	Florian Ruths	David Quarrie	Nathaniel S. Clifford
Rusty Koenigkramer	Erik Vangsness	Wayne King	Kirk Nast	Peter Kneubühl	Vernon Teeters
J. Hz	Joshua Andrews	Steven Verrette	Kevin Fennimore	Roy Nicolas	Leo Markfort
Jim Fernandes	Kevin Gardner	Jayson Mackie	Tinh Tan Nguyen	Brady Mirkes	Kirsten Niesar
Nikolas Katimertzis	Christopher Keith Latham	Samuel Indermühle	Peter Vandermarliere	Bill Sweetman	Julian Pearson
Donald A Righter	Lawton Johnson	William Richardson	Shawn Jay Dorman	Bart Siebring	Bashar Shaba
Michael Bang-Achton	Henry Leston	Phillip C Stancliff	Anil Keni	John Bronson	Antonio Gonzalez Perez
Matthew John Davison	Gon Ohta	Chris Shelly	Daniel Culbert	Geoff Cropley	Eric Hart
Scott Sexton	Adam Slusser	Filip Bouljon	Fundamentum AG	Chris Singleton	Don Thompson
Iosif Stavridis	Billy Kent (BK)	Denton Baker	Dp Dp	Scott Masturzo	Todd Wheeler
Po Chun TANG	Fraser White	Young Son	Karl Teariki	Leonid Leonidovich	Martin McDermott
Robbert Wille	Primoz Krsevan	Genzo Yamamoto	Khalid Hadrami	Paul McVinney	La Mar Ballinger
Dana Bidne	Andres Diaz Yzquierdo	Roland Dirr	Jacob Moya	Enoch K	Brandon Friesen
Al Butt	Torben Mottes	Nicholas Fern	Scott Parker	Derek Smith	Jerold Murray
Andy SWAIN	Anthony J Rissling	Mario Shaunette	Robert Schuringa	George E Chasse	Guy REYFER
Jason C Hill	Linden B. Sudduth	Ronald Pullen	Leo Steiner	Heike Schmitz	Sri Saravanakumar...
George Nelson	Ryan Gardner	Brian Uher	Phil Fleming	Joseph Hince	Mike Lookinland
Michael Bailey	Manfred Simon	David Clark	Ralph Pascucci	German Cornejo	Joe Rogers
Des ROBERT	David Tauber	David Yoon	Itay Jacob Chamiel	Roman Fischer	Bryan Vance Bowes
Gaudenz Muraro	Emily Winerock	Daniel Brashler	Mickey Shih	Alexandre Garcia	Deni Albrecht
Booth R Hemingway	Albert Nunez	Ronald Russell	Braham Ketcham	Don Newman	Geoffrey Taylor
Emily Malone	Geary Baxter	Mark Standring	Jon Andersen	Kevin Tae Chang	Larry Youngs
Michael D Wantorek	Martin Guist	Plamen Petkov	Evan Marks	John Robert Zeigler	Dom Perriello
Leighton Jones	Joel Feldman	Julisa Grullon	David Boucher	Trini Amador	Iasia Washington
Joshua Martens	Jean Merilan	Mukesh Singh	Francois Masurel	Csaba De Csiky	Kyle Appell
Brian Rogers	Wallace Dean Ebarb	Fred B	Samuel Zhang	Nicholas Justice Planson	Gamaliel Loza
Rich W	Joyce Turner	Ashish Patel	Lennart Benoot	Allister Gibbons	Joseph Riley
Viren Jain	Diane Ackerlund	Kimberly Rodriguez	Dennis Fowler	Rami Alqatami	Thomas Parsha
Paula Clogher	David Affolder	Linda Garrett	Michelle Dowling	Matias Alvarez	Mike Zielonka
M C	McClees Capital LLC	Jake Holmes	Daniel Worth	Troy Stewart	Vincent Ysais
Candice Morris	Christopher T COTTON	Paul Yakovlev	C. Todd Payne	Ankur Patel	Todd Graves
Jan Willem Van De Ven	Vincent Derouand	John Randall Duke	Craig Updegrove	Andrew Barnes	Camylle Rigby
Jesse Coyle	Jo Vingerhoeds	Seth Stroud	Ola Lysenstoen	Jordan Thompson	Dax Robinson
Heather Robbins (Mama)	Bill Heald	Collin Armistead	Gary Strangman	Donald Novak	Julian Pearson
David Espie	Kevin Batchelor	Richard Heggie	Ravi Malireddy	Nicolas Medina	Omer Kustric
Norb Pieper	Aaron Solomon	Valentine Schaffner	Ian Young	Gionata Berna	Beka Admasu
Christine Nguyen	Caleb Farr	Kip B	Daphne T	Broc Grell	Zsolt Jozsef
Cotina Harper	Larry J Dennis, Sr.	Ianik Skorintschouk	Omar De Bary	Ray Ansari	Fred Leavitt
John Coloe	Wyatt Hall	Cameron C	Brian Rand	Abraham Varghese	Raul Valdez
Michael Jeffrey Bosco	Matthew Peterson	Matthew Wilson	Dan Borrowman	Hanson G Pham	Bernard Flath
John Fragale	Alissa Lenzinger	Evgueni Maftsir	Ernest Esqueda	Ulrich LEMKE	Kazuhiko Suzuki
Samuel Weiner	Sean Korenkov	THIỀU SINH KHÁNH	Lady Mimi Fleur	Gary Gladstone	Michael Van Breda
D S	Henning Hansen	Jonathan Lovegrove	Luis Melo	Nvk Naga	Terry Ray Cross
Atsushi Maki	Aks Walia	Udesh De Silva	Brian Fiscella	Vikas Jain	Baudouin De Crombrugghe
Brian B	Steven Cousino	Mark Smith	Edward Mills	André Sager	Katherine Ramo
Ashish CHACKO	Thakor Jhav ERB Hai PATEL	Jumana H	Prashant Bang	Eugene "Gator" Grant-Sinclair	Kristine Lysenstoen
Megan Kenway	Chang Chyi Lin	Mircea Costin Ciausu	Daisuke Asai	Eric Raldiris	Ulrich Prediger
Glennetta Johnson	Scott Curtner	Peter Horsch	Carlo Alberto Schon	Jane Lee	Gerardo Bucio
William Larson	Ae Goyette	Eric Gieseke	Evan Poppitt	Robert Neefus	Clayton Lee
Kieran McGann	Thomas I Ryan Jonco Industries,...	Benjamin Fenigsohn	Matthias Gliesche	Markus Wallner	Nicholas Bonanno
Bob Joy	James R Cash	Vijay Subramaniam	Thomas Nissen	Stephen Clark	Coachpowell42 Fitness & Persona...
Christopher Mullery	David Woodul	Carlos Araujo	Robert Blair	Bas Van Veldhuizen	Tariq Aldriwish
Simon D	J. Van Bentum	Hector Jimenez	Michael J Meddows	Gloria S	David Martin

Lloyd Yu
Jack JANISCH
Peter Chen
Adrian Dowdle
Paramanaden MOONESAWMY
Craig Ephraim
Yves Leyss

Oli Martin
James Koniuto
Paul Chilana
Leonard C. Redmond, III
Dudley Smith
Collin Webb
Paul Elaine McVinney

Thomas A Catherwood
Shankar Srinivasan
John Riddle
Sanjoy Augustine
Dylan MacDonald
Ray Thom
Chester Cleveland

Lafcadio Flint
Mark Cheney
Angus Bartlett
Gary Vance Lea
Earl Mahnken
Dale Fast
Loïc Philippot

Scott Paffenroth
Isa Kilic
David Wolf
Charlie Tsou
Stephanie Strom
Muhammad Bhatty

David Meyer
David Brown
Cheryl Garland
Mary Sama
Jean Houle
Jose Rodriguez

Thank You!

From the Lit Motors Inc. Team



Danny Kim

CEO, CTO, and Founder

20+ years of vehicle architecture & prototype development. Inventor w/ 23 patents, Focus of HBS case study: Industrial design & sustainable transportation. Land...



Volker Kaese

Key Advisor/Board Member

20+ yrs executive at VW Group. Led 2004 CO2 audit for cradle to grave analysis at VW. Prolific materials engineer w/patents....



Stefan Schaeper

VP Chassis & Integration

22+ years at Audi. Product analyst, quality assurance, chassis engineer, dimension concept team leader and...



Mason Peck

Key Advisor

Former CTO at NASAProfessor at Cornell University









Mirko Konta

Key Advisor

Founder / CEO IDEENION 30+ years experience in professional automotive development



Brian Hamilton

Controls Engineer

42 years experience in CMG technology development at Honeywell Aerospace. Specialties include nonlinear...



Natalia Amijo

Creative Director of Product Design

13+ years of professional experience creating groundbreaking products & designs, blending technology,...



Daniel Smith

VP Aerodynamics

Head of Aerodynamics at Red Bull Advanced Technologies with 23+ years experience as a designer & leader spanning...



Po Chi Wu

Key Advisor

PhD in Molecular Biology at Princeton University. Po Chi is an international venture capitalist and entrepreneur...



James Martin

Strategic Advisor

30+ years of experience & expertise in licensing models, patent portfolio planning, strategic partnerships, and dea...



Bill Webb

VP Industrial Product Design

Partner at Huge Design12+ years experience



Tre Hendricks

Head of Government Affairs

20+ years as attorney and state/federal government affairs leader in the technology and telecommunications...



Nathanael Moss

Operations

13+ years experience in Management at Whole Foods and Amazon



Bryan Rodrigues

Fractional CMO / Key Advisor

25+ years of Marketing leadership across sportswear, gaming, fintech, IoT, AI, and more. With roles at Nike,...



Larry Rosenfeld

Chief Financial Officer

40+ years in tech and start ups. Founder/CEO of Concentra Corp (acquired by Oracle), CFO/Head of Strategy for Wor...



Monette Stephens

Investment Banker

Managing partner at SF Growth Capital. Expertise in investment strategies, global expansion, go-to-market plans, growth...

Details

The Board of Directors

Director	Occupation	Joined
Daniel Kim	CEO/CTO @ Lit Motors	2010

Officers

Officer	Title	Joined
Daniel Kim	CEO	2010

Voting Power ❓

Holder	Securities Held	Voting Power
Daniel Kim	7,500,000 Common	85.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2010	$227,800		Section 4(a)(2)
08/2011	$45,073	Safe	Section 4(a)(2)
11/2011	$50,000		Section 4(a)(2)
06/2012	$49,050		Section 4(a)(2)
07/2012	$54,500		Section 4(a)(2)
07/2012	$54,500		Section 4(a)(2)
11/2012	$38,150		Section 4(a)(2)
12/2012	$250,000		Section 4(a)(2)
12/2012	$43,600		Section 4(a)(2)
12/2012	$21,800		Section 4(a)(2)
01/2013	$48,600	Safe	Section 4(a)(2)
02/2013	$10,000		Section 4(a)(2)
07/2013	$50,000		Section 4(a)(2)
07/2013	$54,000		Section 4(a)(2)
10/2013	$90,720		Section 4(a)(2)
10/2013	$108,000	Safe	Section 4(a)(2)
10/2013	$162,000	Safe	Section 4(a)(2)
10/2013	$318,456		Section 4(a)(2)
12/2013	$54,000		Section 4(a)(2)
12/2013	$50,000		Section 4(a)(2)
03/2014	$120,000		Section 4(a)(2)
04/2014	$125,000		Section 4(a)(2)
04/2014	$125,000		Section 4(a)(2)
07/2014	$300,000		Section 4(a)(2)
07/2014	$499,000		Section 4(a)(2)
01/2020	$40,000		Section 4(a)(2)
01/2020	$10,000		Section 4(a)(2)
11/2020	$98,000		Section 4(a)(2)
01/2022	$211,081		Section 4(a)(2)

01/2022	$44,400		Section 4(a)(2)
01/2022	$2,910,367		Section 4(a)(2)
01/2022	$101,000		Section 4(a)(2)
01/2022	$27,000		Section 4(a)(2)
01/2022	$200,000		Section 4(a)(2)
11/2022	$100,000	Safe	Section 4(a)(2)
12/2022	$50,000	Safe	Section 4(a)(2)
02/2023	$18,500	Safe	Section 4(a)(2)
05/2023	$10,000	Safe	Section 4(a)(2)
12/2023	$1,163,051		Section 4(a)(2)
01/2024	$30,000	Safe	Section 4(a)(2)
02/2024	$50,000	Safe	Section 4(a)(2)
04/2024	$57,000	Safe	Section 4(a)(2)
05/2024	$112,682	Safe	Section 4(a)(2)
10/2024	$5,000	Safe	Section 4(a)(2)
12/2024	$100,000	Safe	Section 4(a)(2)
12/2024	$384,130		Section 4(a)(2)
02/2025	$111,250	Safe	Section 4(a)(2)
04/2025	$1,432,143		4(a)(6)
05/2025	$25,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
10/31/2010	$227,800 ❓	1.0%	20.0%	$5,600,000	01/25/2030
11/25/2011	$50,000 ❓	1.0%	20.0%	$8,000,000	12/31/2028
06/01/2012	$49,050 ❓	1.0%	20.0%	$17,000,000	01/26/2030
07/01/2012	$54,500 ❓	1.0%	20.0%	$17,000,000	01/26/2030
07/01/2012	$54,500 ❓	1.0%	20.0%	$17,000,000	01/26/2030
11/16/2012	$38,150 ❓	1.0%	20.0%	$17,000,000	01/26/2030
12/10/2012	$250,000 ❓	1.0%	20.0%	$45,000,000	12/31/2028
12/21/2012	$43,600 ❓	1.0%	20.0%	$17,000,000	01/26/2030
12/31/2012	$21,800 ❓	1.0%	20.0%	$17,000,000	01/26/2028
02/20/2013	$10,000 ❓	1.0%	20.0%	$60,000,000	06/11/2014 ❓
07/09/2013	$50,000 ❓	1.0%	20.0%	$45,000,000	06/01/2016 ❓
07/31/2013	$54,000 ❓	1.0%	20.0%	$12,000,000	01/26/2030
10/09/2013	$90,720 ❓	1.0%	20.0%	$24,000,000	01/29/2030
10/30/2013	$318,456 ❓	1.0%	20.0%	$20,000,000	10/26/2024 ❓
12/02/2013	$54,000 ❓	1.0%	20.0%	$12,000,000	01/26/2030
12/31/2013	$50,000 ❓	1.0%	20.0%	None	12/31/2030 ❓
03/17/2014	$120,000 ❓	1.0%	20.0%	$12,000,000	04/30/2015 ❓
04/03/2014	$125,000 ❓	1.0%	20.0%	$25,000,000	12/31/2030
04/03/2014	$125,000 ❓	1.0%	20.0%	$25,000,000	12/31/2030 ❓
07/29/2014	$300,000 ❓	1.0%	20.0%	$45,000,000	07/26/2016 ❓
07/29/2014	$499,000 ❓	1.0%	20.0%	$40,000,000	12/31/2015 ❓
01/29/2020	$40,000 ❓	1.0%	20.0%	$29,500,000	01/29/2028
01/30/2020	$10,000 ❓	1.0%	20.0%	$29,250,000	01/23/2028
11/15/2020	$98,000 ❓	1.0%	20.0%	$8,800,000	01/02/2028
01/25/2022	$211,081 ❓	1.0%	20.0%	$6,000,000	01/26/2030
01/25/2022	$44,400 ❓	1.0%	20.0%	$4,000,000	01/24/2030
01/26/2022	$2,910,367 ❓	1.0%	20.0%	$100,000,000	01/26/2030
01/29/2022	$101,000 ❓	1.0%	20.0%	$29,500,000	01/29/2030
01/29/2022	$27,000 ❓	1.0%	20.0%	$45,000,000	01/26/2030

01/29/2022	$27,000	1.0%	20.0%	$45,000,000	01/28/2030
01/29/2022	$200,000	1.0%	20.0%	$80,000,000	01/29/2030
12/31/2023	$1,163,051	1.0%	80.0%	$100,000,000	12/31/2031
12/31/2024	$384,130	1.0%	80.0%	$100,000,000	12/31/2031

Outstanding Debts

None.

Related Party Transactions

The Company entered into a related party lease agreement with the CEO's father on October 1, 2021. The lease expires on September 30, 2026, but allows for one renewal option for an additional 5 year term. The expected monthly lease payments are $20,000 and the lease bears an annual interest rate of 18%. In lieu of making monthly payments, the expected monthly lease and interest payments are aggregated and captured in a convertible loan with the related party. Accrued lease liability included in the convertible loans balance as of December 31, 2022 and 2023 are $270,00 and $486,000, respectively. The accrued lease liability includes accrued interest of $72,537 for 2022 and $56,695 for 2023.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	8,763,178	Yes

Warrants: 0
Options: 0

Form C Risks:

Lit Motors is an electric vehicle company , and it's exposed to all macro-economical risks that other EV and general vehicle companies are exposed to.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Lit Motors stability technology has not been validated on a production level prototype and the drive by wire steering / augmented steering has not been developed for our specific application.

Lit Motors has not yet produced a production level product. The manufacturing risks for quality and reliability have not been substantiated or met vehicular safety standards yet.

Lit Motors is a B2C Startup Electric Vehicle company with a disruptive product that has yet to provide hard data (finalized product) for its product market fit and adoption rate in identified SAM SOM EVG.

Lit Motors is an automotive company with a product that has 1/10th the parts count of a car. The product's unique supply chain strategy has not been established and is a future liability yet to be secured.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The

interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the

Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lit Motors Corporation

Delaware Corporation

Organized February 2010

4 employees

188 Southpark St. Unit 12

San Francisco CA 94107 https://www.litmotors.com/

Business Description

Refer to the Lit Motors Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lit Motors Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filing late

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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